OMB APPROVAL
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                      Under the Securities Exchange Act of 1934

                              (Amendment No.    23    )*
                                            ------------

                                  Salem Corporation
                  ------------------------------------------------------
                                   (Name of Issuer)

                        Common Stock, par value $.50 per share
                  ------------------------------------------------------
                            (Title of Class of Securities)

                                     794099 10 1
                           ------------------------------
                                    (CUSIP Number)

                                     Glen E. Hess
                                   Kirkland & Ellis
                                   Citicorp Center
                                 153 East 53rd Street
                               New York, NY 10022-4675
                                    (212) 446-4800
   ----------------------------------------------------------------------------
              Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    April 3,1996
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-a(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No.  794099 10 1                13D                 Page    of __
                                                                     --
                                                                    Pages


            NAME OF REPORTING PERSON

       1

            Victor Posner - ###-##-####

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
       2
                                                                      (b)  [ ]

            SEC USE ONLY
       3


            SOURCE OF FUNDS*
       4
            PF, 00

            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or (e)                             [ ]
       5

            CITIZENSHIP OR PLACE OF ORGANIZATION)
       6

            United States

                      SOLE VOTING POWER
                  7

       NUMBER         -0-
         OF           SHARED VOTING POWER
       SHARES     8
      BENEFICI        -0-
        ALLY          SOLE DISPOSITIVE POWER
      OWNED BY    9

        EACH          917,633 Common Shares
      REPORTIN        SHARED DISPOSITIVE POWER
      G PERSON   10
                      -0-

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11
            917,633 Common Shares

            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       12

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13
            49.2%

            TYPE OF REPORTING PERSON
       14
            IN

Item 1.  Security and Issuer
- ----------------------------

     This Amendment No. 23 dated April 3, 1996 to Schedule 13D is filed by

Victor Posner, an individual, to restate to current information and reflects information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"),

relating to the shares of common stock, par value $.50 per share (the "Salem

Common Shares"), of Salem Corporation, Pennsylvania corporation (the "Issuer"

or "Salem").  Except as otherwise defined herein, all terms are used herein as defined in said Rules and Regulations.


Item 2.  Identity and Background
- --------------------------------

     This Schedule 13D is filed on behalf of Victor Posner, an individual.  His business address is 6917 Collins Avenue, Miami Beach, Florida 33141.  His

present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted are Chairman of the Board and Chief Executive Officer of Security Management Corp.

     Victor Posner is a citizen of the United States.

     During the last five (5) years, Victor Posner has not been convicted in a criminal proceeding.

     During the last five (5) years, Victor Posner was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows.

     In September, 1988 the Securities and Exchange Commission (the "SEC")

commenced a civil action in the United States District Court for the Southern

District of New York titled SEC v. Drexel Burnham, Lambert, Inc. et. al. in
                            --------------------------------------------

which Pennsylvania Engineering Corporation ("PEC"), Victor Posner and Steven

Posner, among others, were named as defendants. The complaint in such action alleged numerous claims against PEC, Victor Posner and

Steven Posner, including, but not limited to, filing purportedly false and incomplete Schedule 13Ds and various acts purportedly constituting securities fraud, record-keeping and margin law violations, or aiding and abetting those violations, in connection with the acquisition of control of Fischbach

Corporation in 1985 by PEC, a corporation which, at such time, may have been deemed to be controlled by Victor Posner, and an alleged agreement with Ivan

Boesky in connection therewith (the "Fischbach Claims"), and alleged various similar violations of federal securities laws in connection with the possible acquisition of control by Victor Posner of Burnup & Sims in 1983 (the "Burnup &

Sims Claims").  A trial was held on the claims against Victor Posner and Steven

Posner in June 1993.

     On December 29, 1993, the District Court entered a final judgment ("Final

Judgment") against Victor Posner and Steven Posner based on the Opinion And

Findings (in part) and Supplemental Findings And Conclusions Of Law dated

December 1, 1993.  The District Court determined that the SEC had sustained its burden of proof as to the Fischbach Claims against Victor Posner and Steven

Posner but had failed to prove the Burnup & Sims Claims against Victor Posner and Steven Posner.  The District Court dismissed the Burnup & Sims Claims.  In its Opinion And Findings and Supplemental Findings And Conclusions Of Law, the

District Court concluded that Victor Posner violated Sections 10(b) and 13(d) of the Exchange Act by failing to amend their Schedule 13D with respect to their beneficial ownership of Fischbach securities owned by Ivan Boesky and concluded that Steven Posner aided and abetted these violations.  The District Court determined that Ivan Boesky had violated the record-keeping requirements of

Section 17(a)(1) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder with respect to Boesky's purchases of Fischbach stock by failing to reflect that the Posners had a beneficial interest in such securities and the Court concluded that Victor Posner and Steven Posner directly violated Regulation X and aided and abetted Boesky's violations of Regulation T.  In addition, the District

Court concluded that Ivan Boesky violated the margin and credit requirements of

Section 7 of the Exchange Act and Regulations T and X in connection with

Boesky's purchases of Fischbach stock and the Court concluded that Victor Posner and Steven Posner aided and abetted Boesky's violations.  The foregoing description of the District Court's Findings Of Fact And Conclusions of Law are

qualified in their entirety by reference to the terms and provisions of the

District Court's Opinion And Findings (in part) and Supplemental Findings Of

Fact And Conclusions Of Law attached as Exhibit 2 to Amendment No. 22 to this

Schedule 13D.

     The Final Judgment (a) permanently enjoined Victor Posner and Steven Posner and their respective agents, servants, employees, and attorneys, and those persons in active concert or participation with them from directly or indirectly violating or aiding and abetting a violation of Section 10(b) of the Securities

Exchange Act of 1934 (the "Exchange Act"); (b) permanently enjoined Victor

Posner and Steven Posner and their respective agents, servants, employees, and attorneys, and those persons in active concert or participation with them from directly or indirectly violating or aiding and abetting a violation of Section

13(d) of the Exchange Act; (c) permanently enjoined Victor Posner and Steven

Posner and their respective agents, servants, employees, and attorneys, and those persons in active concert or participation with them from directly or indirectly violating or aiding and abetting a violation of Section 7(c) of the

Exchange Act; (d) permanently enjoined Victor Posner and Steven Posner and their respective agents,
servants, employees, and attorneys, and those persons in active concert or participation with them from directly or indirectly violating or aiding and abetting a violation of Section 17 (a)(1) of the Exchange Act; (e) permanently enjoined Victor Posner and Steven Posner and their respective agents, servants,

employees, and attorneys, and those persons in active concert or participation with them from directly or indirectly violating or aiding and abetting a violation of Section 7 (f) of the Exchange Act; (f) permanently prohibited

Victor Posner and Steven Posner from acting as officers or directors of any issuer that has a class of securities registered pursuant to Section 12 of the

Exchange Act or that is required to file reports pursuant to Section 15(d) of the Exchange Act; (g) ordered that Victor Posner and Steven Posner, upon further order of the District Court, place all voting securities they owned, directly or indirectly, in any company that they controlled (as that term is defined in

Exchange Act Rule 12b-2) in a voting trust; (h) appointed George H. Heyman, Jr.

as the trustee of the voting trust (the "Trustee"); (i) ordered that,

immediately upon acquiring control (as that term is defined in Exchange Act Rule

12b-2), either individually or jointly with others, of any company that has a class of securities registered pursuant to Section 12 of the Exchange Act or that is required to file reports pursuant to Section 15(d) of the Exchange Act,

Victor Posner and Steven Posner endorse over and deliver to the Trustee all of such voting securities in such companies that they controlled; (j) ordered that until such time as they endorse over and deliver to the trustee any securities subject to the order, Victor Posner and Steven Posner be prohibited from selling, pledging, transferring, or voting any such securities without the court's prior approval; (k) ordered that Victor Posner disgorge the sum

$3,601,761.00, plus a per diem fee for every day between December 13, 1993 and the date of entry of the
judgment and a per diem fee for every day between the date of entry of the judgment and the date that the full amount of disgorgement is paid; (l) ordered that Steven Posner disgorge the sum $385,353.00, plus a per diem fee for every day between December 13, 1993 and the date of entry of the judgment and a per diem fee for every day between the date of entry of the judgment and the date that the full amount of disgorgement is paid; (m) specified the manner in which the disgorgements would be paid; (n) ordered that the disgorgements comprise a

"qualified settlement fund"; and (o) ordered that all creditors of or persons asserting claims against Victor Posner or Steven Posner be restrained and enjoined from pursuing such claims in any way against the qualified settlement fund or in any way interfering with the administration of the fund.  A copy of the Final Judgment was filed as Exhibit 3 to Amendment No. 22 to this Schedule

13D.

     On December 30, 1993, Victor Posner and Steven Posner filed a notice of appeal from the Final Judgment.  The appeal was heard by the United States Court of Appeals for the Second Circuit (the "Court of Appeals") in February 1994.  On

February 24, 1994, the Court of Appeals affirmed the Final Judgment.

     On March 2, 1994, the District Court (hereinafter the "Court") issued a trust order (the "Trust Order"), which incorporated by reference a declaration of trust (the "Declaration of Trust" or the "Declaration") for the voting trust.

A copy of the Declaration of Trust is filed as Exhibit 1 to this Amendment.  The

Trustee has filed a Schedule 13D amendment with regard to his rights under the

Declaration of Trust.

     On March 28, 1994, pursuant to the Trust Order, stock certificates for

690,462 shares of Salem Common Shares were delivered to the custodian for the Trustee (the "Custodian") on behalf of Victor Posner.

Subsequently, (i) an additional 224,266 shares of Salem Common Shares were delivered to the Custodian on behalf of Victor Posner and (ii) replacements for lost certificates for 2,900 additional shares were delivered to the Custodian on behalf of Victor Posner.  Pursuant to the Declaration of Trust, all securities at any time deposited in Trust under the Declaration are called "Trust

Securities" and, upon deposit of Trust Securities, a certificate evidencing such deposit of Trust Securities (a "Voting Trust Certificate") is provided to the person depositing the Trust Securities or on whose behalf the Trust Securities were deposited.

     Paragraph 5 of the Declaration provides, among other things, that, except as otherwise provided therein, in respect of any proposal other than the election of directors submitted to the shareholders of a company whose securities are subject to the Trust or submitted by a third party for shareholder vote, written consent in lieu of a meeting of shareholders

("Consent"), or authorization, the Trustee shall instruct the Custodian to vote

Trust Securities, or give or withhold Consents or authorizations, in proportion to the votes, Consents or authorizations of the other shareholders voting on the proposal or giving or withholding Consents or authorizations for such proposal.

For example, if 51% of the votes cast by the other shareholders are for a proposal and 49% against, the Custodian shall be instructed to vote 51% of the

Trust Securities for the proposal and 49% against.  However, the Trustee, in his sole discretion, may, upon consideration of the purposes of the Final Judgment and the Trust Order (together, the "Orders"), depart from the proportionate voting provisions in any manner he deems necessary to act in accordance with those purposes, unless otherwise ordered by the Court.  Before doing so, the

Trustee must give ten days' advance written notice to the Court, the Securities and Exchange Commission and the holders of Voting Trust Certificates.

     Paragraph 5 of the Declaration also provides that, subject to the foregoing, in the election of directors where cumulative voting is not provided for, the Trustee shall instruct the Custodian to vote or furnish Consents with respect to the Trust Securities in the same proportion for each nominee as the other holders of the securities present in person or by proxy at the meeting and entitled to vote on the election of directors vote or give Consents for the election of directors.

       Paragraph 5 of the Declaration further provides that where cumulative voting is permitted in the election of the directors, the Trustee, subject to the foregoing, shall instruct the Custodian, to the greatest extent possible, to vote the Trust Securities or provide Consents in proportion to the votes cast or

Consents provided for those nominees equal in number to the number of vacancies on the board of directors to be filled by the election who would have been elected had the Custodian not voted the Trust Securities.  In the election of directors, holders of Common Stock have cumulative voting rights.

     The provisions of paragraph 5 of the Declaration apply regardless of whether any matter submitted to holders of Trust Securities is contested and,

subject to further order of the Court, regardless of whether persons other than holders of Voting Trust Certificates are identified to the Trustee as purportedly sharing beneficial ownership or having an economic interest in any

Trust Securities.  Trust Securities shall be voted by the Custodian in a manner that assures Trust Securities are present at the meeting for quorum purposes and that proportionate voting of  Trust Securities is effective and the Custodian shall provide any Consents or authorizations with respect to Trust Securities in a manner and form that assures the proportionality of such Consent or authorization in accordance with these provisions.

     Subject to the foregoing, the Trustee or the Custodian, as the case may be,

may vote Trust Securities or execute written Consents or authorizations with respect to such Trust Securities by any means authorized by applicable law or the governing instruments of the issuer of the Trust Securities, including voting in person by its designated agent or by proxy to any other person or persons or to his or their substitute or substitutes, provided that no such person or substitute may be an Affiliate or Associate (as those terms are defined in 17 C.F.R. Sec. 240.12b-2) of a holder of Voting Trust Certificates,

the issuer of the Trust Securities or any person submitting a proposal for the vote, Consent or authorization of the holders of such securities, and provided further that any such person may only vote or provide a Consent or authorization in accordance with specific instructions given by Trustee.

     Under paragraph 6 of the Declaration, holders of Voting Trust Certificates,

including Victor Posner, remain entitled to dividends and distributions on the

Trust Securities, provided that any dividends or distributions in the form of voting securities of the Company would be subject to the Trust and would be voted by the Trustee in accordance with the provisions of paragraph 5 of the

Declaration.

     Subject to the provisions of paragraph 7 of the Declaration, Victor Posner

may transfer the Voting Trust Certificates for any purpose.   Subject to the

provisions of paragraphs 6 and 8 of the Declaration, Victor Posner may dispose of, pledge or transfer securities subject to the Trust.  The terms of paragraph

8 prohibit sales, transfers or pledges of Trust Securities by Victor Posner to his Affiliates or Associates or to any person that has an agreement,

arrangement, or understanding with Victor Posner with respect to acquiring,

holding, voting or disposing of such Trust Securities.  Paragraph 8 further provides that, upon notice from the SEC to the Trustee that an issuer of Trust Securities has ceased to be a Reporting Company (a company subject to 15 U.S.C. Sec. 781 or 15 U.S.C. Sec. 780(d)), the Trustee shall so notify the holder of Voting Trust Certificates in respect of such Trust

Securities and, upon surrender of the Voting Trust Certificates, the Custodian shall deliver the Trust Securities to the holder of the Voting Trust

Certificates.  Upon delivery, the Securities shall no longer be subject to the

Trust.

     Paragraph 9 of the Declaration pertains to legends on Trust Securities and

Voting Trust Certificates, and paragraph 10 provides for the appointment of a

Custodian that is a Manhattan-based bank.  Paragraph 11 of the Declaration governs termination of the Trust.  Unless sooner terminated by agreement of

Victor Posner, Steven Posner and the SEC and an order of the Court,  the Trust will terminate as to the Trust Securities of Victor Posner upon the death of

Victor Posner.

     Paragraph 12 of  the Declaration orders that the Trustee maintain independence by not exercising control over the voting securities of any

Reporting Company whose securities are subject to the Trust, by not having any representative on the board of directors of any such company, by not having any business dealings with any such company or any Certificateholder or Affiliate or

Associate of a Certificateholder of such a company other than dealings pertaining to the establishment of the Trust and carrying out the Declaration,

the Trust Order or the Final Judgment, and by having no participation in the administration of the Disgorgement Fund.

     In a letter dated June 26, 1995, the Trustee advised the Court, counsel to the Securities and Exchange Commission, and counsel to Victor Posner that,

should an agreement and plan of merger be submitted to the shareholders of Salem for their approval, the Trustee would probably give notice of his intention to depart from the proportionate voting provisions of the Declaration, based upon his interpretation of the Orders and their intended purpose. He indicated that, pursuant to his reading of the Orders, he would probably ascertain Mr. Posner's position on any such merger and vote his shares in accordance with that position, unless otherwise instructed by the Court.  It was his position that so doing would protect the economic value of Mr. Posner's shares, in compliance with the letter and spirit of the Orders. The Trustee further stated that a meeting to discuss this matter among him and his counsel,

the parties and their counsel, and the Court might be appropriate, since the SEC apparently had a different view than he of the relevant provisions of the Trust

Order.

     The Court called a meeting in New York for noon the following day, June 27,

1995.  Mr. Posner's counsel did not attend, as he was in Washington, D.C., and was unable to come to New York on such short notice.  Several informal telephone conversations among the court, counsel for the SEC, and counsel for Mr. Posner followed, but no resolution was reached.

     On June 30, 1995, the Court entered an order (the "Supplemental Order")

stating that as to Salem, (a) the Trustee has, "in all cases, the right and the duty to vote Victor Posner's shares proportionately, which Victor Posner may not question," (b) Mr. Posner "is under a duty not to instruct, question, or otherwise interfere with the Trustee's proportionate voting of his shares," and

(c) "Victor Posner continues to retain the right to bid for himself or to make his own offer with respect to any such transaction."  A copy of the Supplemental

Order is filed as Exhibit 2 to this Amendment.

     On August 28, 1995, Victor Posner filed a notice of appeal from the

Supplemental Order to the United States Court of Appeals for the Second Circuit.

The Second Circuit affirmed the Supplemental Order on March 8, 1996.

Item 3.  Sources and Amount of Funds or Other Consideration
- -----------------------------------------------------------

     All shares of Salem Common Shares beneficially owned by Mr. Posner (other than those acquired in the stock split referred to in Item 5) were acquired in a variety of transactions in 1986 and prior years.  As discussed in Items 4 and 6 below, Victor Posner has proposed a transaction in which he would become the sole shareholder of Salem and each shareholder of Salem other than Mr. Posner would receive $20.00 per share in cash.  The transaction as proposed would be structured as a merger between Salem and a new corporation to be formed by Mr.

Posner and is described in the letter dated April 3, 1996, from Mr. Posner to

Marco Loffredo (the "Proposal Letter") filed as Exhibit 3 to this Amendment.

The total amount of funds necessary to pay the merger consideration to the Salem shareholders would be approximately $18,950,000.  These funds would be provided by Mr. Posner from his personal funds, including proceeds from the possible sale of marketable securities or other assets owned by Mr. Posner.  Although Mr.

Posner currently has available to him adequate cash and marketable securities or other assets to provide all funds required for the transaction, Mr. Posner may provide some or all of the funds from borrowings by him under existing or new credit facilities.

     Whether to borrow any required funds (and the extent of such borrowings, if any) will depend on his analysis, prior to the time the proposed merger becomes effective, of the financing alternatives available to him.

Item 4.  Purpose of Transaction
- -------------------------------

     Victor Posner has proposed to become the sole shareholder of Salem in a transaction structured as a merger between Salem and a corporation to be formed by Mr. Posner.  In the
transaction, each holder of Salem Common Shares other than Mr. Posner would receive $20.00 per share in cash.  The proposal is set forth in the Proposal

Letter.

     The purpose of the proposed transaction is to enable Mr. Posner to become the sole shareholder of Salem and thereby to cause the Salem Common Shares to cease to be listed for trading on the American Stock Exchange or any other stock exchange and to cease to be registered under Section 12 of the Securities

Exchange Act of 1934.  Under the Final Judgment, Mr. Posner's rights as beneficial owner of the Salem Common Shares are limited in various respects and the right to vote such Common Shares has been transferred to the Trustee.  See

Item 2 above.  If the Common Shares cease to be registered under Section 12 of the Securities Exchange Act of 1934, they will no longer be subject to the Final

Judgment or Trust Declaration and Mr. Posner will be able to exercise all rights as a shareholder.

     If Mr. Posner acquires the entire equity interest of Salem and is thereby able to control such corporation, he will consider causing changes to be made in the present board of directors and management of Salem and may also consider proposing other transactions including a sale of assets and changes in Salem's business, corporate structure and dividend policy.  However, Mr. Posner currently does not have any present plans or proposals with respect to any such changes.

Item 5.  Interest in Securities of the Issuer
- ---------------------------------------------

     (a)  In January, 1994, Salem effected a 3 for 2 stock split and Victor

Posner received, together with other Salem shareholders, additional Salem

Common Shares in proportion to his relative ownership of Salem's outstanding

Salem Common Shares.  At March 31, 1996, Mr. Posner beneficially owned 917,633

Salem Common Shares constituting approximately 49.18% of the Salem Common

Shares outstanding (based on 1,864,882 Salem Common Shares outstanding).  All

Salem Common Shares beneficially owned by Mr. Posner (other than those acquired in such stock split) have been beneficially owned by him in 1986 and prior years.

     (b)  Victor Posner's right to vote or to direct the vote of the Salem

Common Shares beneficially owned by him has been transferred to the Trustee pursuant to the terms of the Final Judgment and Trust Declaration referred to in

Item 2 above.  Mr. Posner has the sole power to dispose or to direct the disposition of the Salem Common Shares beneficially owned by him subject to the provisions of the Final Judgment and the Trust Declaration described in Item 2 above.

     (c)  During the 60-day period ending on the date of this amendment, Victor

Posner did not effect any transactions in any Salem Common Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
- ------------------------------------------------------------------------------
to Securities of the Issuer
- ---------------------------

     The voting rights and certain other rights of Victor Posner with respect to the Salem Common Shares beneficially owned by him are subject to the terms of the Final Judgment, the Trust Declaration and the Supplemental Order referred to in Item 2 above.

Item 7.  Material To Be Filed as Exhibits
- -----------------------------------------

     1.   Declaration of Voting Trust (the "Trust Declaration") Pursuant to

Trust Order dated March 2, 1994 with George H. Heyman, Jr., as Trustee (the

"Trustee");

     2.   Supplemental Order of the Southern District of New York dated June 30,

1995; and

     3.   Letter dated April 3, 1996 ("Proposal Letter") from Victor Posner to

Marco B. Loffredo, Jr., Chairman of the Board of Salem Corporation.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   /s/ Victor Posner
                                   -----------------
                                   VICTOR POSNER

Dated: April 3, 1996